Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman
(202) 419-8402
czimmerman@stradley.com

April 4, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attn:	Lauren Hamilton, Staff Accountant

	Re:	The Commerce Funds
File Nos. 32-80966, 811-8598

Dear Ms. Hamilton:

On behalf of The Commerce Funds (the “Registrant”) and its series, the Growth Fund, Value Fund, MidCap Growth Fund, MidCap Value Fund, Bond Fund, Short-Term Government Fund, National Tax-Free Intermediate Bond Fund, Missouri Tax-Free Intermediate Bond Fund, and Kansas Tax-Free Intermediate Bond Fund (the “Funds”), below you will find the Registrant’s response to the comments conveyed by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on March 6, 2025 to Christopher J. Zimmerman, Esq. and Conor Courtney, Esq. of Stradley Ronon Stevens & Young, LLP, with regard to the Certified Shareholder Annual Report (“Annual Report”) filed with the SEC on Form N-CSR on January 6, 2025.

1.
Comment:  The Staff notes that the receivables for the Missouri Tax-Free Intermediate Bond Fund (“Missouri Fund”) represents 100% of the expense waiver during the period.  Please describe the frequency that the dues from adviser account disclosed on the balance sheet is settled across the complex.  Please include in the discussion whether the settlement terms are the same terms as the payments to the adviser.

Response:  The Registrant confirms that, as a policy for the Funds complex, any "Reimbursement receivable from adviser” for expense reimbursements is settled within thirty days of each month end and any “Advisory fees payable” to the advisor typically settle within two business days subsequent to each month end.

U.S. Securities and Exchange Commission

2.
Comment:  In the Financial Highlights, please add a footnote stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which the funds invest.  See Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-205-50-16.

Response: Registrant will add the requested footnote on a going forward basis.

3.
Comment:  In the Notes to the Financial Statements, the Staff notes the following sentence in Note 2 of the Notes to Financial Statements, “Organization costs paid in connection with the organization of this Fund were expensed on the first day of operations.”  Please provide an analysis as to how this treatment is in line with FASB ASC 720-15-25-1.

Response:  The Registrant confirms that organizational costs for the MidCap Value Fund were calculated in accordance with FASB ASC 720-15-25-1.  Such costs included Legal Fees relating to the organization and incorporation of the Fund.  These costs also included drafting various contracts and agreements as well as other documents and resolutions approved by the Fund’s Board of Trustees.  FASB ASC 720-15-25-1 requires that such costs be expensed as incurred and, as such, these costs were expensed on the first day of the Fund’s operations.  These costs were also subject to the Fund’s contractual expense limitation and, as a result, the Fund recorded an expense reimbursement from the Adviser for a significant portion of them on the first day of the Fund’s operations.

4.
Comment:  With respect to, for example, the Value Fund, the waiver disclosure detailed in Note 4. D. of the Notes to Financial Statements states that the Value Fund has a maximum total operating expense ratio of 0.70%.  The prospectus dated March 1, 2024, provides that the Fund has total annual fund operating expenses of 0.71%, inclusive of acquired fund fees and expenses.  The Amended and Restated Waiver and Reimbursement Agreement (the “Agreement”), dated February 15, 2024, indicates that the adviser shall waive all or a portion of its investment advisory fees and/or reimburse expenses in amounts necessary so that after such amounts and/or reimbursements, the maximum total operating expense ratios of the portfolios of Commerce in Exhibit A shall not exceed the caps in Exhibit A.  The Staff notes no exclusions are included from such operating expenses.  Please explain how this treatment is consistent with the Agreement and apply this comment across the complex.

Response:  As noted above, the Agreement provides that the adviser shall waive such fees so that the maximum total operating expense ratio does not exceed, for the Value Fund, 0.70%.  While the Agreement does not specifically note an exclusion for acquired funds fees and expenses, the total operating expense ratio refers to the operating expenses of the Fund as set forth in the Financial

U.S. Securities and Exchange Commission

Highlights of the Annual Report. This ratio does not include the effect of acquired fund fees and expenses, which are not operating expenses of the Fund.

Notwithstanding the above, the Registrant will amend the Agreement and revise any corresponding disclosure at the next available opportunity to make clear that the waiver does not include acquired fund fees and expenses.

5.
Comment:  On Form N-CSR, Item 6(a) states that, “The Schedule of Investments is included as part of the report to shareholders filed under Item 1.”  This should instead refer to Item 7.  Please revise the reference in filings going forward.

Response: Registrant will revise as requested.

6.
Comment:  On the signature page, the Staff notes that the N-CSR is signed solely by the President, William R. Schuetter.  Please explain how this complies with Form N-CSR General Instruction F and sub-item 2.

Response:  Peter Fortner, Chief Accounting Officer, signed the Form N-CSR.  The signature was inadvertently omitted from the EDGAR filed version on Form N-CSR.  Registrant has attached the signature page as Appendix A to this comment response letter.

* * *

Please do not hesitate to contact me at (202) 419-8402 if you have any questions.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

CC:	William R. Schuetter, Commerce Investment Advisors, Inc.
Laura Spidle, Commerce Investment Advisors, Inc.
David W. Grim, Stradley Ronon Stevens & Young, LLP

U.S. Securities and Exchange Commission

APPENDIX A

* * *

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE COMMERCE FUNDS

/s/ Bill Schuetter
Bill Schuetter
President
January 6, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Bill Schuetter
Bill Schuetter
President
The Commerce Funds
January 6, 2025

/s/ Peter W. Fortner
Peter W. Fortner
Chief Accounting Officer
The Commerce Funds
January 6, 2025